Tomotsune & Kimura

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
May 25, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Quarterly Business Report for the Third Quarter of Fiscal Year 2003;
2. Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated), dated April 27, 2004;
3. Outline of Non-consolidated Financial Statement for the Fiscal Year ended March 31, 2004, dated April 27, 2004;
4. Press release dated February 20, 2004 and entitled "Notice Concerning Modification of Organization";
5. Press release dated March 19, 2004 and entitled "Notice Concerning Modification of Organization and Changes in Executive Officers and Employees";
6. Press release dated April 27, 2004 and entitled "NRI Revises Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2004"; and
7. Brief Description of Japanese Language Documents.

dlw 6/10

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

For Fiscal Year 2003

QUARTERLY BUSINESS REPORT FOR THE THIRD QUARTER

April 1, 2003 through December 31, 2003

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- establishment of a new company, Insurance System & Technology, Ltd. ("InSTechno"), to reinforce the operations of insurance system (announced on November 25);
- provision to members of asset-formation housing finance of a financial portal site for company employees (announced on October 31);
- conclusion of e-partnership agreements with two Chinese companies (announced on December 24);
- commencement of a demonstration experiment of mental health care for cancer patients through the internet (announced on December 25); and
- announcement of the results of a survey on consumer awareness implemented in July 2003 (announced on December 15).

INTRODUCTION OF BUSINESS

Among the businesses of the Company, the system solution business for financial institutions is highlighted.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen, except for per share data)

	For the nine months ended December 31, 2002 (For reference)	For the nine months ended December 31, 2003	For fiscal year 2002 (April 1, 2002 through March 31, 2003)
Sales	1,695	1,677	2,327
System Solution Services	1,413	1,362	1,944
Consulting/Knowledge Services	281	315	382
Operating Revenues	197	189	271
Current Profit	200	193	276
Net Profit	116	126	154
Total Assets	2,591	2,955	2,567
Net Assets (shareholders' equity)	1,888	2,148	1,853
EPS (Net Profit per Share) (yen)	259	281	337

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the Third Quarter of Fiscal Year 2003

The general economic conditions in and outside Japan and the results of operations of the Company for the third quarter are mentioned.

Significant trends included:

- Total sales decreased by 1.0% to 167.7 billion yen.
- Operating profit decreased by 4.3% to 18.9 billion yen.
- Current profit decreased by 3.5% to 19.3 billion yen.
- Net profit for the current period increased by 8.4% to 12.6 billion yen, due to the sale of shares of related companies.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services decreased by 3.6% to 136.2 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 11.9% to 31.5 billion yen.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2002 (As of December 31, 2002) (For reference)	Nine months ended December 31, 2003 (As of December 31, 2003)	Previous Period (As of March 31, 2003)
Assets			
Current assets:			
Cash and deposits	19,042	17,357	26,739
Notes receivable / Accounts receivable	19,123	20,259	31,203
Securities	57,724	75,526	62,020
Others	25,584	27,869	15,574
Total current assets	121,475	141,013	135,538
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	12,363	11,613	12,365
Machinery and equipment	5,522	5,547	5,139
Tools, furniture and fixtures	5,124	4,832	5,134
Land	7,635	7,635	7,635
Total tangible fixed assets	30,645	29,629	30,274
Intangible fixed assets	32,877	36,421	33,816
Investment and others:			
Investment securities	51,759	72,338	33,767
Shares of related companies	8,816	2,226	8,780
Long-term guarantee money paid	9,080	9,613	10,065
Others	4,539	4,297	4,554
Total investment and others	74,194	88,475	57,168
Total fixed assets	137,717	154,527	121,259
Total Assets	259,193	295,540	256,798

Liabilities			
Current liabilities:			
Accounts payable	15,345	15,297	21,312
Accrued income taxes	2,050	5,515	5,127
Others	13,994	15,696	14,040
Total current liabilities	31,390	36,508	40,480
Fixed liabilities:			
Deferred tax liabilities	10,362	19,149	5,554
Accrued severance and retirement benefits	21,361	22,007	22,277
Others	7,257	3,033	3,135
Total fixed liabilities	38,981	44,190	30,967
Total Liabilities	70,372	80,699	71,448
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	136,573	151,190	140,334
Variance of the estimate of other securities	18,991	31,079	11,797
Equity adjustment from foreign currency translation	-142	-828	-180
Treasury stock	-1	-1	-1
Total Shareholders' Equity	188,821	214,840	185,350
Total Liabilities and Shareholders' Equity	259,193	295,540	256,798

Consolidated Statement of Income (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2002 (From April 1, 2002 to December 31, 2002)	Nine months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)	Previous Period (From April 1, 2002 to March 31, 2003)
Sales	169,531	167,794	232,743
Cost of sales	125,997	124,881	173,545
Gross profit	43,534	42,912	59,198
Selling, general and administrative expenses	23,773	23,995	32,034
Operating revenues	19,760	18,917	27,164
Non-operating revenues:	905	810	1,190
Non-operating expenses:	602	360	727
Current profit	20,064	19,367	27,627
Extraordinary profit:	593	5,217	7,369
Extraordinary loss:	223	1,441	7,818
Net profit before tax, etc.	20,434	23,143	27,177
Income taxes, etc.	8,736	10,464	11,718
Net profit for the current period	11,698	12,678	15,459

Consolidated Statement of Cash Flows (Unaudited)

	(Millions of yen)		
	Nine months ended December 31, 2002 (From April 1, 2002 to December 31, 2002)	Nine months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)	Previous Period (From April 1, 2002 to March 31, 2003)
(Cash flow from operating activities)			
Net profit before tax, etc.	20,434	23,143	27,177
Depreciation	8,777	9,588	13,244
Others	-13,059	-10,095	-12,530
Total	16,152	22,636	27,891
Interest and dividend income	662	449	877
Interest expenses	-77	-63	-101
Income taxes paid	-14,055	-10,512	-14,054
Cash flow from operating activities	2,681	12,508	14,611
(Cash flow from investing activities)			
Payments for purchases of fixed assets	-3,435	-3,416	-4,734
Proceeds from sales of fixed assets	34	41	14
Payments for purchases of intangible assets	-12,162	-8,600	-16,220
Proceeds from sales of intangible assets	19	54	63
Payments for purchases of investment securities / shares of related companies	-4,420	-337	-5,920
Proceeds from sales / redemption of investment securities / shares of related companies	187	5,992	7,187
Others	529	-179	615
Cash flow from investing activities	-19,247	-6,445	-18,994
(Cash flow from financing activities)			
Payments of long-term borrowings	-456	-456	-608
Payments of dividends	-895	-898	-895
Cash flow from financing activities	-1,351	-1,354	-1,503
Effect of exchange rate changes on cash and cash equivalents	-517	-585	-556
Net increase (decrease) in cash and cash equivalents	-18,435	4,124	-6442
Cash and cash equivalents at beginning of the period	95,203	88,760	95,203
Cash and cash equivalents at end of the period	76,767	92,884	88,760

COMPANY DATA

Outline of the Company (as of September 30, 2003)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification (as of September 30, 2003)

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders (as of September 30, 2003)

The names of top ten shareholders are mentioned.

Status of Shares (as of September 30, 2003)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio (as of September 30, 2003)

The shareholding ratio by type of shareholders is shown in the form of graph.

Consolidated Subsidiaries (as of September 30, 2003)

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders (as of September 30, 2003)

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Directors, Corporate Auditors and Executive Officers (as of September 30, 2003)

The names of 15 Directors, 5 Corporate Auditors and 19 Executive Officers are mentioned.